

December 28, 2012

Via E-mail
Prokopios (Akis) Tsirigakis
Chairman of the Board, Co-Chief Executive Officer and President
Nautilus Marine Acquisition Corp.
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017

> **Re:** **Nautilus Marine Acquisition Corp.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed December 20, 2012**
> **File No. 005-86344**

Dear Tsirigakis:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I/A

Exhibit 99(a)(1)(A)

General

1. We note the disclosure throughout the document regarding the Lock-Up Option Agreements with certain of your shareholders. We note that one of the effects of these agreements is that virtually all of the proceeds of the IPO that are currently in the Trust Account could be returned to investors if the maximum number of common shares are tendered and the Put Right is exercised. Please tell us why you believe the grant of the Put Right by the company is consistent with the disclosure in the IPO prospectus implied that following the redemption there would be at least $5 million in Trust Account funds for use as consideration in the business combination transaction or to finance the

operations of the surviving entity. Please also tell us at what point in time you contemplated granting such a Put Right to investors and what impact, if any, that had on your determination immediately following the IPO that you had greater than $5 million in net tangible assets and were therefore not a "penny stock" issuer or a "blank check company" within the meaning of Rule 419.

2. We note that your offer is subject to Rule 14e-5 and that the announcement of the current tender offer was made at the time you sold securities in 2011. As a result, your agreement with the Restricted Investors is subject to Rule 14e-5 as an arrangement to purchase those security holders' securities. Thus, please provide us your analysis of your compliance with the prohibitions of Rule 14e-5.

3. In addition, given (i) the similarity of the terms of your possible acquisition of securities pursuant to the Put Right and the current offer and (ii) the short period of time between the expiration of the Lock-up Period and the deadline for the Restricted Investors to exercise their Put Right, please provide us your detailed legal analysis as to why any purchase pursuant to the Put Right should not be considered part of an integrated tender offer and, in that case, how such a tender offer would be in compliance with Rule 13e-4(f)(8)(ii).

4. Due to the significant changes in capitalization that will occur at the time of the acquisition transaction and potential redemption of common shares, we believe that it would be useful to investors to present a Capitalization table in your filing. The Capitalization table should reflect not only the historical capitalization of the company but the capitalization of the combined entity assuming no stock redemption in the tender offer and the maximum amount of stock redeemed in the tender offer. The table should also have a column which reflects the acquisition transaction and the subsequent assumption of debt. This "capitalization as adjusted" amount should reflect the additional debt that has been incurred by Assetplus to date as well as the assumption of the debt by Nautilus and the issuance of the put shares to Mezzanine Financing that are considered part of the acquisition consideration.

Summary Term Sheet and Questions and Answers, page 1

5. Please disclose how you intend to utilize the funds remaining in the Trust Account after the tender offer. Please discuss, for example, the amount of funds that will remain assuming all, half and none of the Common Shares are tendered and how you intend to use such funds once the Acquisition is completed. In your discussion, please identify and quantify all of the possible material cash commitments within the first year of operations, including, for example, the Cash Consideration, the repurchase of the Put Shares, the purchase of the Lock-Up Shares, the purchase of two OSVRs, the exercise of the Exclusive Option Agreement and the repayment of the Standby Facility. Include a tabular presentation or tell us why you believe it would not aid understanding of the

effect of these obligations. Please also disclose how much cash you expect Assetplus to have at the time of the Acquisition.

6. To the extent there are post-Acquisition scenarios that will require you to seek additional financing in order to meet your obligations and continue the operation of the business as planned, please discuss what plans or commitments you have to acquire those funds. Please also consider appropriate risk factor disclosure.

7. Please disclose in the summary that you have not obtained an opinion regarding the fairness to your shareholders of the price you are paying in the Acquisition. Please also include a statement that shareholders will therefore not have the benefit of the opinion of an independent third party nor will they be provided with the related financial analyses in support of such a determination.

8. Please disclose the expected amount that would be returned to your shareholders on a per share basis in the event you are unable to close the Acquisition and are required to liquidate.

Who are Assetplus and the Sellers?, page 5

9. Please disclose the ownership and operating status as of the most recent practicable date of each of the six vessels referenced in the answer to this question. Please do so in a manner that will provide shareholders with a clear understanding of when and to what extent Assetplus will begin operations and generating revenues.

What is the Structure of the Acquisition and the Acquisition Consideration?, page 5

10. Please include the 500,000 shares of common stock to be received by Oil & Gas from the company or insiders in the answer to this question.

What interests do Nautilus's directors and officers and others have in the Transaction?, page 14

11. It appears that Messrs. Tsirigakis and Syllantavos will continue to serve as executive officers of the company and will enter into consultancy agreements following the Acquisition. Please revise the answer to this question accordingly.

Cautionary Note Regarding Forward-Looking Statements, page 16

12. We note your suggestion that your shareholders should consider the risk factor disclosure included in your "other filings with the SEC, including the final prospectus related to our IPO filed with the SEC on July 14, 2011 (File No. 333-174634) and our Annual Report on Form 20-F for the fiscal year ended October 31, 2011." Please remove this reference to disclosure in other filings, and similar references elsewhere in the Offer to Purchase, or explain why you believe such references are appropriate. Please also confirm that all

material risks related to the tender offer and the business combination have been addressed in the Offer to Purchase.

Risk Factors, page 17

13. We note your disclosure on page 59 regarding a staggered board structure after the closing of the Acquisition. Please include appropriate risk factor disclosure.

Selected Historical Financial Information, page 42

Nautilus Marine Acquisition Corp.

14. We note that the column of selected historical financial information for the period November 1, 2010 (date of inception) to October 31, 2011 is marked as unaudited. In light of the fact that this period is included in the audited financial statements, please revise to remove the "unaudited" reference. Also, the financial information as of and for the nine month period ended July 31, 2012 should be labeled as "unaudited".

Comparative Share Information, page 44

15. We note your disclosure that the pro forma per share information reflects the acquisition being accounted for as a recapitalization by Assetplus of Nautilus. As indicated in our comment below regarding the anticipated accounting treatment for the transaction, we believe that this acquisition should be accounted for as a business combination with Nautilus treated as the accounting acquirer of Assetplus. Please revise your pro forma per share information in this section to reflect this change in accounting for the acquisition.

The Transaction, page 46

16. We note from the disclosure on page 47 that the sellers may be entitled to receive an earn-out payment in the aggregate amount of up to $6,315,040 of common shares in additional consideration for the purchase of their equity interest in Assetplus if Nautilus achieves consolidated EBITDA (defined as gross revenue minus commissions minus vessel operating expenses on an annualized basis) for the fiscal year ending December 31, 2013 equal to or in excess of $18,000,000. Please tell us and revise to disclose if there are any other conditions required for the sellers to receive this contingent consideration, such as continued employment with the combined entity. We may have further comment upon review of your response.

Background of the Transaction, page 48

17. Please discuss how the board made the determination that the entry into the Lock-Up Option Agreement, which includes the Put Right, was in the best interest of the

company's shareholders. We note, in particular, that the Put Right provides a select group of the company's shareholders with the option to receive $0.20 more per share than all other shareholders can receive through the tender offer.

18. We note the statement in your December 7, 2012 press release that Seaborne Capital Advisors LLC is acting as a financial advisor to the company in connection with the proposed transaction. We also note the disclosure on page 142 that Mr. Argyropoulos, one of the post-transaction directors of the company, is a founder and managing director of Seaborne. The Offer to Purchase, however, does not discuss the role of Seaborne as a financial advisor, nor does it address the connection between Seaborne as a financial advisor and one of your future directors. Please revise accordingly. Please also discuss any compensation Mr. Argyropoulos will receive, either directly or indirectly, as a result of fees payable to Seaborne or otherwise in connection with the consummation of the transaction.

19. In your discussion of the special board meeting on November 19, 2012, you refer to the board's "analysis" being based on certain "assumptions." Given that the board did not receive a fairness opinion from its financial advisors, please discuss the information on which the board based its analysis and what material assumptions were utilized.

20. Please tell us what consideration was given, if any, to the fact that if the company did not enter into an agreement with Assetplus, it may not have had time to find another suitable target and close a transaction by the February 14, 2013 liquidation date.

Anticipated Accounting Treatment, page 53

21. We note from your disclosure on page 53 and elsewhere that the acquisition of Assetplus by Nautilus will be accounted for as a recapitalization of Assetplus and management has concluded that Assetplus is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. We also note that Assetplus is the larger of the two entities and is the operating company within the combining companies and that the directors designated by Assetplus will hold one seat on Nautilus's board of directors. We further note that although a larger portion of the voting rights in the combined entity is likely to be held by pre-acquisition Nautilus shareholders, this was not considered determinative, as all other important elements considered in determining which party has control, including board of directors representation and management continuity were not aligned with this voting interest.

Given that the consideration being issued to the sellers of Assetplus as outlined on page 46 of the filing under the heading "The Transaction" consists of common shares with an estimated fair value of $17,400,007, shares issued in repayment of debt aggregating $6,000,000, assumption of debt aggregating an amount not exceeding $52,220,000 and a cash payment of $7,150,000 payable subsequent to closing, as well as a subsequent earn-out payment of up to $6,315,040 payable in common shares, we are unclear as to why you believe Assetplus is the accounting acquirer. In this regard, as outlined in ASC 805-55-11, in a business combination effected primarily be transferring cash or other assets or by incurring liabilities, the acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities, which in this case is Nautilus. Also, your disclosure indicates that the larger portion of the voting rights of the combined entity is likely to be held by pre-acquisition Nautilus shareholders following the transaction and ASC 805-55-12(b) also indicates that the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Furthermore, it appears that Assetplus will hold only one seat on the board of directors upon completion of the transaction whereas the current directors of Nautilus will hold a number of board seats upon completion of the transaction and Nautilus will appoint three new board members upon the closing. As outlined in ASC 805-055-12(c), the acquirer is usually the combining entity whose owners have the ability to elect or appoint the majority of the members of the governing body of the combined entity. Based on all of the above factors, we believe that Nautilus rather than Assetplus should be treated as the accounting acquirer in the merger transaction. Additionally, given that a portion of the consideration for the merger transaction is cash and the assumption of debt, we believe that the acquisition of Assetplus should be accounted for as a purchase transaction rather than as a recapitalization transaction. Please revise your discussion of the accounting treatment on page 53 and elsewhere in the filing accordingly. The pro forma financial information included on page 136 through 141 will also need to be revised to reflect the merger as a purchase transaction with Nautilus being treated as the accounting acquirer.

Sources of Debt Financing for the PSVs and OSRVs, page 63

22. Please include a complete description of all material terms of all of the debt financing discussed in this section. We note that in some instances you have not disclosed the current amount outstanding, a description of the material covenants, the collateral, the repayment schedule or the maturity date.

Additional Material Related Agreements, page 65

23. You state in the introduction to this section that the Additional Material Related Agreements described in this section were filed as exhibits to the company's Form 6-K, dated December 7, 2012. It appears, however, that a number of the material agreements described in this section have not been filed as exhibits. Please file all such agreements or explain the inconsistency.

Vessel Delivery and MOAs, page 65

24. You state in the third paragraph of this section that you intend to secure debt financing for two additional OSRVs you intend to acquire. Please disclose the current status of these financing arrangements. To the extent you have no commitments in place, please

balance your disclosure by explaining that you may not be able to complete the vessel acquisitions if you are unable to secure appropriate financing.

Standby Facility, page 70

25. Please clarify, if true, that the financing described in this section and the following section will be interest free to the company.

Business of Assetplus, page 111

26. Please include a discussion of the expected dry docking schedule for the vessels that Assetplus has acquired and anticipates acquiring.

Vessels, page 111

27. We note the disclosure on page 118 that the capability of AHT/AHTS vessels is usually classified according to brake horse power. Please revise the table in this section to quantify the brake horse power for the OSRVs.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 136

28. We note the disclosure in the third paragraph on page 136 which indicates that the Acquisition will be accounted for as a recapitalization of Assetplus and management has concluded that Assetplus is the accounting acquirer based on its evaluation of the facts and circumstances of the acquisition. We also note that this transaction is not considered to be a business combination under ASC 805 as Nautilus does not meet the definition of a business and hence the combination of the two companies are based on their historical carrying values. As outlined in our comment above, since Nautilus is issuing cash and non-cash consideration to the sellers of Assetplus and will retain control of the business through their control of the board of directions following the transaction, we believe they should be reflected as the accounting acquirer in this transaction. Furthermore, we believe the purchase method of accounting should be used to account for this transaction in the pro forma financial information. Please revise the pro forma balance sheet and pro forma statement of operations to appropriately reflect this transaction as a business combination with Nautilus treated as the accounting acquirer. In this regard, you should have a pro forma adjustments column for the acquisition transaction that is separate from the pro forma adjustments made assuming no tender of common shares and maximum tender of common shares. Your pro forma adjustments related to the business combination should include the allocation of the purchase price, including adjusting assets and liabilities acquired to fair value and recognizing intangibles, with pro forma adjustments also provided for related changes in depreciation and amortization expense. Your footnotes should include a schedule showing the calculation of the purchase price (including the value assigned to non-cash portions). Also, the fair value of the contingent consideration, which should be part of the purchase consideration, should be presented as an adjustment

to the pro forma balance sheet as a liability. Your notes to the pro forma statements should also include disclosures similar to those required by ASC 805-10-50, 805-20-50 and 805-30-50, as applicable, for this business combination.

29. We note the disclosure in the last paragraph on page 136 which indicates that the pro forma financial information does not give effect to (i) the issuance of an aggregate of 594,059 Put Shares to Mezzanine Financing in full satisfaction of the principal amount of the working capital facility of $6,000,000 and (ii) the Debt Assumption Amount totaling $32,075,000 (maximum aggregate amount of $52,220,000) as these loan facilities were entered into subsequent to the reporting period of Assetplus and would have been entered into irrespective if the Transaction is consummated or not and hence are not directly attributable to the transaction. As the issuance of the 594,059 Put Shares and the assumption of debt by Nautilus is part of the acquisition consideration as outlined on page 46 of the filing, and your disclosures on page A-3 and elsewhere indicate that the purchase price was negotiated based on the assumption that Assetplus would own a total of four vessels (or the rights to acquire such vessels) with their contracts, including time charters, and would be obligated to repay the related indebtedness according to its existing repayment terms, we believe that the pro forma financial statements should reflect the acquisition of the vessels and the related assumption of debt. The pro forma adjustments should include the assumption by Nautilus of the Assumed Indebtedness not to exceed $52.2 million and the issuance by Nautilus of 594,059 put shares to Mezzanine Financing to pay off the $6 million working capital facility. The adjustments to the pro forma statement of income should also reflect the interest expense related to the new debt and amortization of any related debt issuance costs and the notes to the pro forma financial information should be revised to disclose the rate used to calculate the pro forma adjustment to expense and should explain how amortization of debt issuance costs was calculated or determined. Further, the notes to the pro forma financial statements should be revised to discuss why the vessel acquisitions and related debt are being included in the pro forma financial statements and to explain the nature and terms of these transactions.

30. We note from the disclosure included on page 48 and elsewhere in the filing that on November 12, 2012, the company entered into Lock-Up Option Agreements with certain Restricted Investors for an aggregate of 542,700 Locked-Up Shares representing 11.3% of the Common Shares issued in your IPO. We also note that pursuant to this agreement, each Restricted Investor has agreed not to tender its locked-up shares in the offer. We further note that in connection with the Lock-Up Option Agreement, the company has granted each Restricted Investor a Put Right exercisable commencing on the expiration of the Lock-Up Period and terminating on the second business day thereafter, pursuant to which each Locked-up share may be put back to the company at $10.30 per share, at the option of the Restricted Investor. As the execution of the Lock-Up Option Agreement and related Put Right appears to be directly attributable to the acquisition and tender offer, please revise the pro forma balance sheet to give effect to these agreements. As part of your response and your revised disclosure, you should also explain the basis or rationale

for the accounting treatment that will be used for the shares that will be subject to the Put Right agreement.

31. Please revise the pro forma balance sheet to reflect the acquisition and tender offer transactions as if they occurred as of July 31, 2012. Your introductory section should also be revised to disclose that the pro forma balance sheet assumes that the acquisition and tender offer transaction occurred as of July 31, 2012, the latest balance sheet date of Nautilus. Also, your pro forma statement of operations should be for the latest fiscal year of Nautilus (the period from inception November 1, 2010 through October 31, 2011) and the most recent interim period (the nine months ended July 31, 2012). Your disclosure in the introductory section should also indicate that the pro forma statements of operations assume the transaction occurred as of November 1, 2010.

32. As it appears that an amount of shares tendered could vary between no common shares being tendered and the maximum number of allowable shares being tendered, please revise the pro forma financial information to include a sensitivity analysis explaining how the pro forma balance sheet and statement of operations would be impacted in the event that the number of shares tendered varies from the minimum and maximum number of shares which could be tendered in connection with the acquisition transaction. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X. The Pro forma comparative book value per share and basic and diluted earnings per share appearing on page 45 should also be revised to include a similar sensitivity analysis.

33. We note your disclosure in the fourth paragraph of the introductory section that the fair value of the Contingent Consideration has been recorded in the historical financial statements of Assetplus as of September 30, 2012. However, in light of the fact that the acquisition has not yet occurred, it does not appear that the Contingent Consideration should be included, nor does it appear that the amount is reflected, in the historical balance sheet as of September 30, 2012. Rather, the amount should be disclosed as part of the purchase price consideration and should be included as a pro forma adjustment to record the fair value of the liability. See ASC 805-30-25-5 through 7. Please advise or revise as appropriate.

34. We note from your disclosure in Note 11 to your audited financial statements of Assetplus Limited that you signed an advisory services agreement with Shipinvest Brokers Ltd in which these consultants will receive a success fee of $250,000 related to the completion of a transaction with a third party. Please revise the pro forma balance sheet to accrue for this liability which appears to be directly attributable to the acquisition transaction. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X. Also, please disclose that this amount will be expensed upon consummation of the acquisition transaction however the amount was not included in the pro forma statement of operations because it is a non-recurring expense.

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 141

35. We note that the weighted average shares outstanding assuming no redemption of shares includes the historical common shares of Nautilus plus the shares that were available for redemption. Please revise the notes to the pro forma statement of operations to disclose how you calculated or determined weighted average shares outstanding. Also, it appears that the issuance of 1,722,773 newly issued shares to Assetplus as part of the acquisition consideration should be included in your weighted average shares outstanding. Please revise accordingly. Also, please explain in the notes to the pro forma financial information how the weighted average shares used to compute basic and diluted earnings per share assuming the maximum allowable tender of common shares was calculated or determined.

Footnote (5), page 141

36. We note your disclosure that the above table has not been adjusted for transaction costs totaling $2,304,000. Please revise to disclose why you have not included this adjustment in the pro forma statement of operations (i.e., because transaction costs are non-recurring in nature).

Management of Nautilus Following the Acquisition, page 142

37. We note the discussion on page 112 regarding the importance of the relationship between Vega Resource and Petrobras and Vega's strategy of securing chartering contracts and then securing vessels to service such contracts. Please include a discussion in this section regarding the level of reliance the company and its management will place on Vega as the commercial manager following the Acquisition to maintain the relationship with Petrobras, secure attractive chartering contracts and secure vessels to service such contracts.

Audited Financial Statements of Nautilus

Statement of Changes in Shareholders' Equity, page F-5

38. We note that your statement of changes in shareholders' equity reflects the reclassification of proceeds subject to possible redemption of $43,005,205 from APIC to temporary equity during the period ended October 31, 2011. We also note that the shares subject to redemption are included in your common shares outstanding as of October 31, 2011 and presumably are included in your weighted average shares outstanding used in the calculation of EPS. However, we note that in your interim financial statements for the nine months ended July 31, 2012, you adjust the number of common shares outstanding as of October 31, 2011 and for the nine months ended July 31, 2012 to remove the common shares subject to redemption. Please explain to us how you have accounted for these redeemable shares in your EPS calculations. Please note that these

calculations should be consistent between the audited financial statements and the interim financial statements. Please advise or revise appropriately.

39. Additionally, we note from your disclosure in Note 1 and 2 that all of the 4,800,000 shares of common stock sold as part of a unit in the IPO contain a redemption feature which allows for the redemption of shares of common stock under the company's liquidation or tender offer/shareholder approval provisions. Please tell us why you have disclosed in the statement of shareholders' equity and elsewhere that 4,257,425 shares are subject to possible redemption. In this regard we note that the lock-up agreement with several shareholders in regards to 542,575 shares was not entered into until November 2012, subsequent to the date of your audited and interim financial statements. Please advise or revise as appropriate.

Notes to the Financial Statements

General

40. We note from your disclosure on page 13 that as of the date of this offer to purchase, you had outstanding warrants to acquire 7,908,000 common shares at an exercise price of $11.50 per share that will become exercisable 30 days after the consummation of the acquisition. Please revise the notes to your financial statements of Nautilus to disclose the accounting treatment used by the company for these warrants.

Note10. Subsequent Events, page F-14

41. We note your disclosure on page 3 that in November 2012 you entered into a lock-up with put option agreement with certain restricted investors for 542,575 shares of common stock. Please revise your subsequent events footnote to disclose the terms and conditions of this lock-up with put option agreement. Your revised disclosure should also discuss how you have accounted for the put option in your financial statements subsequent to July 31, 2012.

Audited Financial Statements of Assetplus Limited for the Period from August 10, 2012 (Inception) through September 30, 2012

Notes to the Financial Statements

General

42. We note from your disclosure in Note 1 that the two PSVs were delivered to the company under a bareboat agreement with the Seller prior to September 30, 2012. We further note from your disclosure in Note 2 that bareboat agreements which meet the criteria of ASC 480 as operating leases are recognized on a straight-line basis over the period of the agreement and are included under "Formation and administrative costs." Please revise

the notes to the financial statements to disclose the rental expense for the period of the income statement as required by ASC 840-20-50-1. Also, please revise the notes to the financial statements to disclose the nature and terms of these bareboat agreements which existed at September 30, 2012.

Note 7. Fair Value Measurements, page F-38

43. We note your disclosure that the fair value of the Non-controlling Shareholder Incentive Rights award as of September 30, 2012 amounts to $4,982,640, which is included under "other non-current liabilities" and has been recognized as "intangible assets" as the Non-controlling shareholder contributed the six contracted time charter contracts without receiving cash consideration. Citing relevant authoritative accounting literature, please provide us more details as to why you believe it is appropriate to account for these rights as an intangible asset. As part of your response, please explain to us the nature of the contribution of the six time charter contracts and explain how you determined the value associated with the contracts. Please note that in light of the fact that this appears to be a transfer of a non-monetary asset by a related party, we believe the contracts should be recorded at the transferors' historical cost basis, or the cash amount, if any, that the Non-controlling shareholder originally paid for the contracts. It also appears that this contribution of the time charter contracts should be accounted for separately from the accounting for the incentive rights awards as an expense and liability. See guidance in Staff Accounting Bulletin Topic 5:G. Please advise or revise accordingly.

Note 9. Commitments and Contingencies, page F-40

44. We note that you have disclosed in Note 9 both the future minimum revenues expected to be received for the two PSVs and one OSRV and the estimated future revenues expected to be received over the Lease Term. Please tell us and revise your note to the financial statements to clearly disclose the difference between the amounts presented in the two tables. Your response and revised disclosure should indicate the source of the amounts included in the estimated future revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP